O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  SWOLOSKY@OLSHANLAW.COM
DIRECT DIAL:  212.451.2333

August 14, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Mellissa Campbell Duru, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Preliminary Proxy Statement filed on Schedule 14A

Filed on July 28, 2014 by Starboard Value LP, Starboard Value and Opportunity Master Fund Ltd., Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Leaders Delta LLC, Starboard Leaders Fund LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP , Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Bradley D. Blum, Charles Stonsteby, Robert Mock, Craig Miller, Betsy Atkins, Margaret Shan Atkins, Jean M. Birch, James P. Fogarty, Cynthia T. Jamison, William H. Lenehan, Lionel L. Nowell III, and Alan N. Stillman (“Starboard et al”)

Soliciting Materials on Schedule 14A
Filed July 15, 29 & August 5, 2014
Filed by Starboard et al
File No. 1-13666

Dear Ms. Duru:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 8, 2014 (the “Staff Letter”) with regard to the above-referenced matters.  We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the preliminary proxy statement (the “Proxy Statement”).

Soliciting Materials filed July 15 and 29, 2014

1.
Notwithstanding your response to comment 1 of our July 18, 2014 letter, the soliciting materials filed on July 29, 2014 continue to reference the destruction of “one billion dollars” of shareholder value. In all future filings, including the proxy statement, please remove the statement or consistently qualify and identify this as an assertion of opinion, if a reasonable basis of support exists for the opinion.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

August 14, 2014

We acknowledge the Staff’s comment and confirm that in all future filings, including the Proxy Statement, the above-referenced statement will be consistently qualified and identified as an assertion of Starboard’s opinion or belief.  See the cover letter to the Proxy Statement and pages 9 and 13 of the Proxy Statement.

2.
Please see our comment above and your response to comment 2 of our July 18, 2014 letter. It is not apparent that the amounts, if aggregated, necessarily amount to one billion dollars, nor is it apparent from the supporting documentation to which you refer, that the share price fall is dollar for dollar linked with the Red Lobster sale. Throughout all your filings, including the proxy statement, please remove this assertion of opinion or provide alternate quantitative support for the opinion.

We acknowledge the Staff’s comment.  On a supplemental basis, we advise the Staff that Starboard’s references to the “destruction of one billion dollars” since the Red Lobster Sale refers to the destruction of one billion dollars of value.  Starboard is not asserting that the earnings improvement opportunities for Darden amount to one billion dollars.  The fact that Darden shareholders can now no longer participate in those earnings improvement opportunities is just one component of the one billion dollars in value that Starboard believes was destroyed in connection with the Red Lobster Sale.  The much larger components are the tax inefficiencies and the fact that the Red Lobster business was sold for what Starboard believes was a significantly undervalued price.  In Starboard’s July 15, 2014 letter to the Board (available for viewing at http://tinyurl.com/LettertoDRIBoard) (the “July 15th Letter”), particularly footnote 3, Starboard asserts that, apart from any operating improvements, based on the valuation laid out in its Investor Presentation, dated March 31, 2014 (available at http://tinyurl.com/March31-Investor-Presentation) (the “Investor Presentation”), the Board should have been able to clearly see that the Red Lobster Sale would destroy approximately $850 million of value relative to Starboard’s previously published valuation for Red Lobster, which, as Starboard demonstrated, was largely in line with the multiples used by sell-side analysts to value a potential Red Lobster spinoff at that time.  It is also worth noting that at that time, management stated that it expected the separation of Red Lobster to take the form of a spinoff, not a sale.

Starboard is therefore asserting that the potential for operating improvements at Red Lobster makes the value destruction greater than $850 million, which Starboard believes amounts to more than one billion dollars in value destroyed. While Starboard has not previously quantified that amount, it believes that the one billion dollars is highly conservative.  We note, for example, that the temporary shrimp price inflation that Starboard has discussed at length in the Investor Presentation, particularly slide 36, is approximately $30 million in annual savings, which at a 6.5x multiple (the valuation used in the Investor Presentation) is $195 million by itself.  When combined with the $850 million, this amounts to approximately $1.05 billion in total value.  Further, as Starboard demonstrates in the July 15th Letter, the more than one billion dollar fall in Darden’s share price approximately matches this value destruction.  Starboard is not attempting to argue that it is a dollar for dollar share price fall.  In fact, Starboard specifically notes that there may be other factors that can impact stock price performance.  For example, Starboard states in footnote 1 of the July 15th Letter that “[w]hile other general factors could impact stock price performance, we believe this underperformance is directly attributable to the Red Lobster Sale and the market’s lack of confidence in Darden’s current leadership.” We believe this information, taken together, provides a reasonable basis for Starboard’s belief that at least one billion dollars of value has been destroyed in connection with the Red Lobster Sale.

3.
Further to our comment, above, please revise to clarify as your opinion each time, your assertion that the company received “essentially no value for the Red Lobster business…” Moreover, revise the header of your graph entitled “Value of Red Lobster’s Operating Business.” Your header should not imply that the data representation is entirely factual. The header should clarify that the data presented is partially based on your estimates, analyses and assumptions, which are distinct from the actual valuation of the business. Refer to Rule 14a-9. This comment applies to future soliciting materials and analogous disclosure included in the proxy statement.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See page 14 of the Proxy Statement.  On a supplemental basis, we also refer the Staff to our response to Comment 2 above, which outlines the support that provides a reasonable basis for Starboard’s belief that over one billion dollars in value has been destroyed as a result of the Red Lobster Sale.

August 14, 2014

Preliminary Proxy Statement

4.	Please include information as of the most reasonable practicable date and fill in all blanks. For example, revise to update any information required by Item 5(b) of Schedule 14A.

We acknowledge the Staff’s comment and have revised the Proxy Statement to include updated information under Item 5(b) of Schedule 14A and further confirm that all blanks in the Proxy Statement will be filled in prior to the filing of a definitive proxy statement by Starboard in connection with its proxy solicitation.

5.	Please revise to include in the proxy statement and proxy card the proposals 4 and 5 as described in the company’s preliminary proxy statement.

We acknowledge the Staff’s comment and have revised the Proxy Statement and the Proxy Card to include proposals 4 and 5 from the Company’s preliminary proxy statement.  See pages 1 and 32 - 36 of the Proxy Statement.

6.	Each time beneficial ownership share totals are disclosed, please also provide the percentage of outstanding shares such totals represent.

We acknowledge the Staff’s comment and have revised the Proxy Statement each time beneficial ownership share totals are disclosed to provide the percentage of outstanding shares such totals represent. See pages 2, 26 and 38 of the Proxy Statement.

7.
Please disclose that the company currently plans on nominating persons to fill 9 of 12 board seats. Please explain that only shareholders who vote using your WHITE proxy card will have an ability to vote for specific persons to fill one of 3 seats that will be automatically available on the board given the company’s current plan to nominate 9 persons for 12 seats.

We acknowledge the Staff’s comment and have revised the Proxy Statement to (i) disclose that the Company currently plans on nominating persons to fill 9 of 12 Board seats and (ii) explain that only shareholders who vote using Starboard’s WHITE proxy card will have an ability to vote for specific persons to fill one of 3 seats that will be automatically available on the Board given the Company’s current plan to nominate 9 persons for 12 seats.  See the cover letter to the Proxy Statement and pages 2, 9, 20 and 36 of the Proxy Statement.

8.
Please contrast the percentage of beneficial ownership held by the participants as compared to the percentage of board representation the participants would gain automatically assuming the board nominates 9 persons for 12 available board seats (i.e. leaving the participants with 25% of board representation automatically).

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See the cover letter to the Proxy Statement and page 20 of the Proxy Statement.

August 14, 2014

9.	Supplementally advise us of any discussions between the participants and any other significant shareholder with respect to the current solicitation and/or nominees chosen.

We acknowledge the Staff’s comment and advise on a supplemental basis that Starboard has engaged in discussions with certain shareholders regarding Starboard’s and the other such shareholders’ general views and perspectives on recent developments at Darden, including opportunities that Starboard sees to create value for shareholders, the Red Lobster Sale, the announcement that Mr. Otis will be stepping down, and the Company’s decision to nominate only nine candidates for the twelve available seats at the Annual Meeting.  Starboard has also generally discussed with certain shareholders the complementary skills and perspectives of Starboard’s slate of director candidates and their relevance to Darden’s business and current challenges, the reasons why electing all twelve of Starboard’s nominees would be in the best interests of shareholders, and the reasons why, if all twelve nominees are elected, it may be beneficial for the new Board to add back certain incumbent Board members, as described in more detail in our revised Proxy Statement.

10.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements and/or re-characterize as your opinion, the following non-exhaustive list of statements:

•	characterizations of advisors as “the world’s leading” or the “leading” advisory firm;

            We acknowledge the Staff’s comment and advise on a supplemental basis that the consulting firm referenced in the Proxy Statement has been referred to in news stories and articles as a “leading business turnaround advisory firm” or a “leading global business advisory firm.”  Further, this consulting firm has recently received awards from the Global M &A Network, including the organization's Turnaround Atlas Award for "Corporate Turnaround of the Year: Middle Markets" and "Team of the Year.”  Please note also that we have deleted the section of the Proxy Statement that includes the references to “the world’s leading real estate valuation analysis firm” and “leading debt and tax structuring advisors.”

•	the “egregious corporate governance practices, violations of shareholder trust…” and similar disclosure referencing the participants’ belief of alleged “violations” (page 8);

We acknowledge the Staff’s comment and advise on a supplemental basis that based on the evidence outlined below and set forth in the Proxy Statement, we continue to believe that Darden’s recent actions and corporate governance practices amount to “violations of shareholder trust” and “egregious corporate governance practices.”  Further, we note that our use of the term “violations” is merely a term of art and should not be read in the strictest sense (i.e. actual violations of the law).  We believe that when read in context, based on the evidence set forth below, it is fair to say that Darden’s actions effectively amount to “violations” in the theoretical sense as they relate to concerns regarding shareholder trust and that shareholders would clearly understand the meaning of this term accordingly.

First, with respect to the Red Lobster Sale, we note that the Board proceeded with entering into a binding contract to sell Red Lobster despite the request by a substantial majority of Darden shareholders to call a special meeting to discuss the separation of Red Lobster.  Further, Darden specifically stated in its Revocation Statement for the Special Meeting, filed with the Commission on April 1, 2014, that “[w]hile the proposal that Starboard seeks to have shareholders vote on at the proposed special meeting is non-binding in nature, if a special meeting is called and Starboard’s proposed resolution is presented to shareholders, serious consideration will be given to the results of the meeting and any other shareholder feedback received by the Company” (emphasis added).  Despite this statement, however, Darden entered into a binding contract to sell Red Lobster prior to calling the Special Meeting and without subjecting the transaction to a shareholder vote, therefore effectively preventing any consideration of the results of the Special Meeting, let alone “serious consideration” .  Further, as Institutional Shareholder Services’ (“ISS”), a leading independent proxy voting advisory firm, explained in its 2014 Mid-Year Activism Review, dated July 8, 2014:

August 14, 2014

“In April, Starboard delivered written consents from a majority of outstanding shares supporting its request for a special meeting. Several weeks later, however, the board – acting within its purview but with clear disregard for the strong mandate shareholders had already provided through the written consent process – announced it had agreed to sell Red Lobster to Golden Gate Capital for $2.1 billion in cash. The transaction would not be subject to a shareholder vote.

In one of the most effectively-titled research notes in the history of sell-side research, the equity analyst at Janney Montgomery Scott deftly captured in 6 words the reaction of many observers: ‘Who Knew Lobsters Had Middle Fingers?’”

It should also be noted that both ISS and Glass Lewis supported Starboard’s efforts to request that Darden hold the Special Meeting to discuss the Red Lobster separation.  We therefore believe that Darden’ decision to proceed with the Red Lobster Sale despite its shareholders’ clear request for a forum to first discuss this important transaction, effectively amounts to “violations of shareholder trust.”

We likewise continue to believe that Darden engages in, and has a history of, “egregious corporate governance practices.”  As we discussed in the Proxy Statement, Darden has maintained shareholder-unfriendly corporate governance provisions for years as evidenced by ISS’ giving Darden a governance Quickscore of “10”, indicating the highest possible governance risk.  Further, Glass Lewis & Co., LLC (“Glass Lewis”), another leading independent proxy voting advisory firm, has given Darden a “D” pay-for-performance grade in each of the last two years.  Glass Lewis also highlighted Darden’s troubling governance in its recent report in connection with Starboard’s special meeting campaign:

“Darden's portrayal of itself as a company that is strongly committed to shareholder engagement, that welcomes shareholder input and that values the views of shareholders rings somewhat hollow, to our ears, considering the Company's corporate governance policies and its track record of dealing with investors and analysts who have been critical of the Company.”

We believe Darden’s recent Bylaw amendments, effective March 19, 2014, which were adopted without shareholder approval and provide for more stringent nomination notice and business proposal requirements, further evidence Darden’s highly questionable governance practices.  Perhaps even more concerning is the fact that such Bylaw amendments were enacted by the Company amidst Starboard’s special meeting campaign, which further underscore the Company’s poor corporate governance practices.  Of further note, the Company has since been sued in Florida by two pension funds who believe that these Bylaw amendments were amended with the intent to entrench the Board.

ISS has expressed similar concerns regarding Darden’s problematic governance issues, including the recent Bylaw changes:

“On March 19, 2014 the company announced several changes to its bylaws which would ‘update   the bylaws to address current market practices.’ However, some of the bylaw changes appear to go beyond modernization, and—in the context of an extant challenge from shareholders—call into question the board’s motivation….the nature of these particular changes, coupled with the last-minute cancelation of its formerly annual 2-day analyst conference in March, may suggest cause for concern to shareholders. At the very least, one has to wonder why the board chose this particular time to ‘modernize’ the bylaws by granting itself powers to obstruct, or otherwise raising defenses against, shareholders who might wish to use the annual meeting to hold directors accountable. This is a particularly resonant question when the board is also arguing that a special meeting to request shareholders be allowed to ratify or reject a major strategic transaction is an ‘unsatisfactory’ approach.”

August 14, 2014

In addition, we question the independence of the Board given that nearly two-thirds of Darden’s independent directors are in at least their ninth year of service with the Company, which we believe is indicative of poor corporate governance practices.  It should also be noted that the Company has a shareholder rights plan in place that has not been approved by shareholders.

As Starboard detailed in the Proxy Statement and other proxy materials, Darden also has a long history of silencing critics and trying to avoid an active dialogue on the key issues facing the Company, which likewise demonstrate the Company’s poor corporate governance practices.  A recent CNBC article titled ‘Darden Uses Lobster Claws On Critical Analysts’ chronicles tactics used by Darden to put a muzzle on analysts who provide critical analysis.  The article discusses how analysts from leading sell-side research firms have had access limited to varying degrees following their publication of analysis that did not reflect positively on management, and notes that this practice has been going on for more than a decade and continues to this day.  Further, the New York Post recently published an article titled ‘Darden Accused of Icing out Critics of Red Lobster Spinoff’, which states:

“[S]ome investors are protesting that Darden’s idea of ‘direct engagement’ amounts to returning the phone calls of analysts and investors who agree with its strategy while ignoring calls from dissenters. ‘They’ve got a history of only engaging with investors and analysts who are supportive of their views,’ said one Darden shareholder, who declined to give his name for fear of retribution from the company. ‘If the board is so convinced [a Red Lobster spinoff] is such a great idea, then put it to a vote.’”

We further note the following statement by Glass Lewis on Darden’s unwillingness to fully engage with shareholders regarding the separation of Red Lobster in connection with Starboard’s special meeting campaign:

"Despite what the Company says about its attitude toward shareholder engagement and the value it places on the views of shareholders, Darden's actions speak louder than its words… it still appears that the Company is unwilling to fully engage shareholders in constructive or critical       discussions regarding the Red Lobster separation. The Company's poor justification of its plan and its stonewalling response of critical shareholders to date likely explains the continuing vocal  criticism and questioning of Darden's strategy by investors and analysts."

We also supplementally refer to Barington Companies Equity Partners, L.P.’s letter to Darden’s Secretary, dated August 5, 2014 (available at http://www.barington.com/press-releases.html), which includes an entire section titled “The Board’s Appalling Record in the Area of Corporate Governance.” Taken together, we believe this substantial evidence objectively present a company that has maintained “egregious corporate governance practices.”

•
 indirect or direct references characterizing “the value destruction resulting from the Red Lobster Sale…” or statements that the “Red Lobster Sale represents a substantial destruction of shareholder value…” (throughout the proxy disclosure and soliciting materials);

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See pages 7, 9, 10, 12, 13, and 18 of the Proxy Statement.

August 14, 2014

•	the characterization of Starboard limitations as a “gag order” (page 8);

We acknowledge the Staff’s comment and have revised the Proxy Statement to remove reference to a “gag order.”  See page 8 of the Proxy Statement.

•	reference to directors who can “absolutely be trusted to represent shareholders’ best interests…” ;

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See page 16 of the Proxy Statement.

•
assertions regarding the oversight and turnaround of restaurants caused by certain directors, including “improvements that expanded margins by more than 300 basis points…” in reference to Mr. Sonsteby; and,

We acknowledge the Staff’s comment and advise on a supplemental basis that Mr. Sonsteby was indeed instrumental in developing and implementing a plan for Brinker International, Inc. (“Brinker”) that included the successful turnaround of its restaurant operations, leading to both improved sales and a more than 300 basis point increase in margins.  Specifically, we refer to Brinker’s Financial Presentation, dated March 26, 2010 (attached hereto as Exhibit A), particularly slide 7, which shows margin improvements of 300 basis points while Mr. Sonsteby was Executive Vice President and CFO of Brinker.  We also refer to Brinker’s Q2 2010 Earning Conference Call highlights (available at http://www.streetinsider.com/Earnings/Highlights+from+Brinker+Intls+%28EAT%29+Q2+Conference+Call%3B+EPS+of+$0.29+Beats+Estimates+by+7c/5261267.html) and Q3 2010 Earnings Call transcript (available at http://www.morningstar.com/earnings/14377421-brinker-international-inc-eat-q3-2010.aspx), both of which discuss the 300 basis point improvement.

•	“we do not believe any potential effects from …a change of control would outweigh the overwhelming benefits from an improved Board…”

We acknowledge the Staff’s comment and have revised the Proxy Statement to remove this statement.  See page 29 of the Proxy Statement.

The Red Lobster Sale Represents….page 12

The Board Stubbornly Proceeded….page 12

11.
You disclose that the transaction “…contradicted a clear directive supported by the substantial majority of the company’s shareholders…” This disclosure implies that shareholders specifically provided a directive to the Board with respect to the Red Lobster Sale, which did not occur. Shareholders provided majority support only with respect to the call of a Special Meeting, which ultimately was not held. Additionally, if the meeting had occurred, shareholders would only have been given the opportunity to vote on a non-binding resolution with respect to a transaction involving Red Lobster. The specific rejection of the sale transaction was not voted upon and disclosure implying this should be revised or removed from the filing and all other soliciting materials. Please refer generally to Rule 14a-9.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See the cover letter to the Proxy Statement and pages 7, 12 and 18 of the Proxy Statement.

August 14, 2014

Substantial Opportunities Exist at Darden….page 12

12.
In the letter to shareholders and in other soliciting materials, reference is made to a comprehensive turnaround plan to create value for Darden. We also note that this plan is not yet finalized and is not scheduled to be presented to shareholders until early September. Absent disclosure of the specific components of the plan, many of the statements in your soliciting materials and proxy statement that indicate an increase in shareholder value due to margin improvements, etc., are not yet supportable and should be removed. For example, the basis for the statement that you “are confident that this plan will protect the dividend and investment grade rating while creating substantial value for Darden's shareholders…” has not yet been provided. Please revise your disclosure accordingly.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See the cover letter to the Proxy Statement and pages 16 and 20 of the Proxy Statement.

13.
Please clarify how each of the initiatives listed under this heading will be achieved. Provide clear and concise disclosure as to any plan that would materially alter the asset base or component parts of the company. For example, identify which strategic separations of business could occur and what percentage of revenue would be impacted by any possible separations and/or spin-offs. Clarify specifically how real estate assets could be monetized and the percentage of the asset base you are envisioning monetizing.

We acknowledge the Staff’s comment and have revised the Proxy Statement to remove references to each of the initiatives listed under this heading of the Proxy Statement.  See page 16 of the Proxy Statement.

14.
Please refer to our comment above. Please disclose the pros and cons of each of the initiatives listed in order to provide better context to the potential risks and rewards associated with your plans. Also, each time reference is made to the turnaround plan in soliciting materials, please highlight prominently the risks that the plans will not be effectuated or if effected, may not yield success.

We acknowledge the Staff’s comment and refer the Staff to our response to Comment 13 above.  We have revised the Proxy Statement accordingly.  See the cover letter to the Proxy Statement and pages 16 and 20 of the Proxy Statement.

15.
Please disclose whether each of the nominees will pursue the plan irrespective of the number of seats the participants are able to obtain in the election. Provide disclosure regarding the difficulties of effectuating the plan based on overall percentage of board representation obtained.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See the cover letter to the Proxy Statement and page 16 of the Proxy Statement.

16.
In soliciting materials filed on August 5, 2014, Mr. Smith indicated the comprehensive turnaround plan referenced in your materials will be completed by early September. Given the materiality of the component parts of the plan and its nexus to your decision to present a full slate of your nominees for election, shareholders should be provided with details of the plan in advance of their vote. Other than filing materials associated with the plan on EDGAR, please advise us of how you intend to ensure shareholders will have access to the detailed plan prior to the Annual Meeting.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See the cover letter to the Proxy Statement and page 16 of the Proxy Statement.  On a supplemental basis, we also advise that the comprehensive turnaround plan for Darden will be disseminated publicly in early September by press release and that shareholders will have ample time to review such turnaround plan prior to the Annual Meeting on the last day of September.

August 14, 2014

Proposal No. 1….page 13

17.
Please explain why the participants are choosing 100% board representation given the percentage of shares they currently own. Please explain why the participants believe any percentage less than 100% representation is ineffective in accomplishing change.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See the cover letter to the Proxy Statement and page 20 of the Proxy Statement.

18.	Please provide disclosure addressing the decision to elect a full slate given certain change of control triggers that apply if at least 7 of the 12 Starboard nominees are elected.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See page 29 of the Proxy Statement.

19.	Please clarify any plans the participants have with respect to CEO succession, including whether any of the nominees or participant advisors would be considered for the position of CEO.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See the cover letter to the Proxy Statement and page 17 of the Proxy Statement.

20.
Please clarify further the potential change of control effects. Quantify, for example, your good faith estimate of a range of possible payment that could be triggered if at least 7 of the 12 directors elected are Starboard nominees. Supplementally provide us with support for any estimate you disclose.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See page 29 of the Proxy Statement.

21.
You disclose that the participants are reserving the right to vote for unidentified substitute nominees and to nominate additional person(s) if the company takes or announces certain actions. Please confirm for us that should the participants lawfully identify or nominate substitute or additional nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute and/or additional nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

We acknowledge the Staff’s comment and confirm on behalf of Starboard that, should the Participants lawfully identify or nominate substitute nominee(s) before the Annual Meeting, the Participants will file an amended proxy statement that (1) identifies the substitute nominee(s), (2) discloses whether such nominee(s) have consented to being named in the revised proxy statement and to serve if elected and (3) includes such substitute nominee(s) and related information in the section entitled “Additional Participant Information” and on Schedule I.

August 14, 2014

Votes Required for Approval….page 33

22.	Please update this section to reflect the additional proposals that are included in the company’s proxy statement.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See page 36 of the Proxy Statement.

Solicitation of Proxies, page 33

23.
We note that you plan on soliciting requests in person, by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Starboard confirms its understanding that all written solicitation materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use as required by Rule 14a-6(b) and (c) and further confirms it intends to do so.

24.
Further to our comment above. Please inform us of whether you also plan to solicit requests via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Starboard acknowledges the Staff’s comment and hereby confirms that it does not plan to solicit proxies via Internet chat rooms.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

Enclosure

cc:           Jeffrey C. Smith

August 14, 2014

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated August 8, 2014 (the “Staff Letter”) relating to the preliminary proxy statement on Schedule 14A filed by the undersigned on  July 28, 2014 and the additional soliciting materials on Schedule 14A filed by the undersigned on July 15, 2014, July 29, 2014 and August 5, 2014 (collectively, the “Filings”), each of the undersigned acknowledges the following:

•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

August 14, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS DELTA LLC
By: Starboard Value A LP,
       its managing member

STARBOARD LEADERS FUND LP
By: Starboard Value A LP
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Bradley D. Blum, Charles M. Sonsteby, Robert Mock, Craig S. Miller, Betsy S. Atkins, Margaret Shân Atkins, Jean M. Birch, James P. Fogarty, Cynthia T. Jamison, William H. Lenehan, Lionel L. Nowell, III and Alan N. Stillman